January 16, 2009

Mail Stop 4561

*By U.S. Mail and facsimile to 201-339-8353*

Kenneth D. Walter
Chief Financial Officer
Pamrapo Bancorp, Inc.
611 Avenue C
Bayonne, New Jersey 07002

**Re:     Pamrapo Bancorp, Inc.**
**Form 10-K for Fiscal Year Ended December 31, 2007**
**Form 10-Q for Fiscal Quarters Ended March 31, 2008, June 30, 2008 and**
**September 30, 2008**
**File No. 0-18014**

Dear Mr. Walter:

We have reviewed your filing and have the following comments.  We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Period Ended December 31, 2007

Exhibit 13, Portions of the Annual Report to Shareholders

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 6

1.	We refer to the "Provision for Loan Losses" section on page 6 that states your largest non-accruing commercial loan was for $1.9 million to a local hospital that matured unpaid in June, 2007 and whose repayment is subject to bankruptcy proceedings.  We note this loan continues to be classified as nonaccrual as of September 30, 2008, as stated on page 12 of the Form 10-Q for that period.  In addition, we note the creditor's committee for the hospital filed a complaint against the bank to recover $1 million previously paid on the loan and set aside the mortgage securing the remaining unpaid balance.  Please tell us and in future filings provide the following information:

- Discuss the specific SFAS 114 methodology used to determine the collectability of this loan taking into consideration the fair value of the underlying collateral, the duration of its delinquency status and the financial condition of the borrower who is presently in bankruptcy status.

- Discuss the specific reasons why the Company has not charged-off this loan against the allowance for loan losses of $3.2 million as of December 31, 2007 or of $3.7 million as of September 30, 2008.

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Closing Comments

	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing any amendment and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Edwin Adames (Senior Staff Accountant) at (202) 551-3447 or me at (202) 551-3492 if your have any questions regarding these comments.

Sincerely,

John Nolan
Senior Assistant Chief Accountant